Exhibit 99.1

Acreage Holdings Hires Steve Hardardt As Chief People Officer

New York, NY - August 8, 2019 - Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) (FSE: 0ZV) today announced the hiring of Steve Hardardt as Executive Vice President, Chief People Officer and Administration (CPO). A human resources and operations executive with over 30 years of experience at such companies as Dow Jones, Inc., Frito-Lay, Inc., Monsanto, Inc., tw telecom and others, Mr. Hardardt will be responsible for leading Acreage’s Human Resources team to ensure the integration and implementation of HR strategy and programs with Acreage’s business objectives. He will report to Kevin Murphy, Chairman and CEO of Acreage.
For five years prior to joining Acreage, Mr. Hardardt owned and operated Noble Coaching & Consulting, providing strategic human resources related consulting services and executive leadership coaching assistance. Prior, he served as Senior Vice President, Human Resources & Business Administration at tw telecom from 2007 to 2014, where he led the development of the company’s people strategy to enable growth plans, actively shaped and enhanced people-related business processes, and led the execution of talent acquisition and development. As Vice President, Human Resources & Communications, at Johns Manville from 2003-2007, Mr. Hardardt transformed three independent operating units into a market-focused organization structured to create and capture value with multiple channel partners, customers and end users. His time at Honeywell, Monsanto, Hasbro, Frito-Lay and Dow Jones included buildouts of international teams, turnarounds of underperforming business units and supporting integrations of acquisitions, among other responsibilities.
“An organization is only as good as its people, and Steve has consistently helped organizations align and engage their people to achieve strategic business objectives,” said Mr. Murphy. “His experience recruiting and developing top talent, transforming business units to deliver results, and leading integrations are crucial as we continue to improve and evolve operationally as a company.”
Mr. Hardardt added, “I’m very excited to be joining the Acreage family. After speaking with many members of the team, it’s clear that we are focused on building something special for our customers, our employees and our shareholders. I look forward to enabling our leaders and employees to contribute to our mission.”

ABOUT ACREAGE
Headquartered in New York City, Acreage is one of the largest vertically integrated, multi-state operators of cannabis licenses and assets in the U.S., according to publicly available information. Acreage owns licenses to operate or has management or consulting services or other agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of $16.7 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage's national retail store brand, The Botanist, debuted in 2018.
FORWARD LOOKING STATEMENTS
This news release and each of the documents referred to herein contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the proposed transaction with Canopy Growth Corporation (the “Proposed Transaction”), including the anticipated benefits and likelihood of completion thereof. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Proposed Transaction; other expectations and assumptions concerning the transactions contemplated in the

Proposed Transaction; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, including the Circular and Acreage’s Annual Information Form for the year ended December 31, 2018 filed on April 29, 2019, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the

Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Media Contacts:	Investor Contacts:
Howard Schacter	Christine Rigby
Vice President of Communications	Vice President, Investor Relations
h.schacter@acreageholdings.com	investors@acreageholdings.com
646-600-9181	646-600-9181

Robert Vanisko	Steve West
Director of Communications	Vice President, Investor Relations
r.vanisko@acreageholdings.com	investors@acreageholdings.com
646-600-9181	646-600-9181